Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors Alon USA Energy, Inc.:

We consent to the use of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Alon USA Energy, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

(signed) KPMG LLP

Dallas, Texas
February 27, 2017